Ameriguard Security Services, Inc.	5470 W. Spruce Avenue, Suite 102 Fresno, CA 93722

May 22, 2023

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Patrick Kuhn
Linda Cvrkel
Jennie Beysolow
Jennifer López Molina

Re: AmeriGuard Security Services, Inc.

Form 10-K for Fiscal Year Ended December 31, 2022

Filed March 30, 2023

File No. 333-173039

Dear Sir or Madam:

Ameriguard Security Services, Inc. (the “Company”) is hereby responding to your recent review letter addressed to Lawrence Garcia, Chief Executive Officer of the Company, dated May 4, 2023 (the “SEC Letter”), and is filing an amendment (the “Amendment”) to the Annual report on Form 10-K (the “10-K”). This response letter addresses the concern you have expressed. The following numbered response correspond to the comment number in the SEC Letter.

Form 10-K for Fiscal Year Ended December 31, 2022

General

1. Please revise the financial statements and related disclosures included in your Annual Report on Form 10-K to address our comments on the financial statements and related disclosures included in your registration statement on Form S-1 as filed on April 10, 2023 (File No. 333-271200). If you do not believe any changes are required, please explain why.

We have made all of the corresponding edits to our disclosure in the Amendment on Form 10-K/A to address the comments regarding our Form S-1.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Lawrence Garcia
Lawrence Garcia